[redacted]

SECURI 14045163 ION

3/11/14

SEC... COMMISSION

MAR - - 2014

DIVISION OF TRADING & MARKETS

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 31365 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allstate Financial Services LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OD 3/18/14

# Allstate Financial Services, LLC

(SEC I.D. No. 8-36365)

Statement of Financial Condition
as of December 31, 2013 and Independent Auditors'
Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934as a **PUBLIC** Document.

## ALLSTATE FINANCIAL SERVICES, LLC

### TABLE OF CONTENTS

Deloitte.

**Deloitte & Touche LLP**
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

Member
Allstate Financial Services, LLC
Lincoln, Nebraska

We have audited the accompanying statement of financial condition of Allstate Financial Services, LLC (the "Company") (ultimately a wholly owned subsidiary of The Allstate Corporation) as of December 31, 2013, and the related notes (the "financial statement") that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

### Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

### Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Allstate Financial Services, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2014

# ALLSTATE FINANCIAL SERVICES, LLC

## STATEMENT OF FINANCIAL CONDITION
## AS OF DECEMBER 31, 2013

| | |
|---|---|
| **ASSETS** | |
| INVESTMENTS | |
| Fixed income securities at fair value (amortized cost $14,979,348) | $ 14,962,701 |
| Short-term investments | 5,000,000 |
| Total investments | 19,962,701 |
| | |
| Cash and cash equivalents | 16,701,303 |
| Commissions receivable (net of allowance of $29,126) | 4,147,798 |
| Deferred income taxes | 3,174,600 |
| Other assets | 1,124,432 |
| Total assets | $ 45,110,834 |
| | |
| **LIABILITIES AND MEMBER'S EQUITY** | |
| LIABILITIES: | |
| Commissions payable | $ 12,226,234 |
| Payable to affiliates | 6,958,805 |
| Accounts payable and accrued expenses | 1,820,804 |
| Income taxes payable to affiliate | 1,696,887 |
| Total liabilities | 22,702,730 |
| | |
| MEMBER'S EQUITY | 22,408,104 |
| | |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ 45,110,834 |

See notes to financial statement.

## 1. GENERAL

**Basis of presentation** - The accompanying financial statement includes the accounts of Allstate Financial Services, LLC (the "Company"), a limited liability company wholly owned by Allstate Insurance Company ("Allstate"), a wholly owned subsidiary of Allstate Insurance Holdings ("Allstate Holdings"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

**Use of estimates** - The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

**Nature of operations** - The Company, a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company sells mutual funds issued by unaffiliated providers, deferred annuity contracts issued by affiliated insurers and variable annuity and variable life contracts issued by affiliated and unaffiliated insurers. These products are sold by independent and exclusive insurance agents registered with the Company and affiliated with Allstate Life Insurance Company ("Allstate Agents"). Allstate Agents are authorized to sell products issued by affiliated and unaffiliated providers in all 50 states and the District of Columbia. The Company derives revenue from commission income and pays commissions to these Allstate Agents and incurs other expenses associated with Company operations.

Prior to June 1, 2006, the variable annuity contracts sold by the Company were issued by Allstate Life Insurance Company ("Allstate Life"), Lincoln Benefit Life Company ("LBL", a subsidiary of Allstate Life), Allstate Life Insurance Company of New York ("ALNY", a subsidiary of Allstate Life) and unaffiliated insurers. On June 1, 2006, Allstate Life, ALNY, and The Allstate Corporation completed the disposal of substantially all of their variable annuity business pursuant to a definitive reinsurance agreement with Prudential Financial, Inc. and its subsidiary, The Prudential Insurance Company of America. Since June 1, 2006, the Company had a selling agreement with The Prudential Insurance Company of America, Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey (collectively "Prudential") whereby Prudential provides variable annuity products. On June 1, 2011, the Company entered into a new selling agreement with Prudential. The agreement has an indefinite term; however, the Company or Prudential may terminate the agreement with 90 days' notice or may terminate immediately for cause as defined in the arrangement. In 2013, 39% of commission income resulted from this arrangement.

The variable life contracts are issued by LBL, ALNY and unaffiliated insurers.

**Subsequent events** – Subsequent events were evaluated through February 27, 2014, the date the financial statement was issued.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Investments** – Fixed income securities include bonds and are carried at fair value. Short-term investments consist of commercial paper and are carried at fair value.

**Commission refunds** - For variable life contracts, annualized commission revenues receivable from LBL or ALNY and annualized commission expenses payable to the Allstate Agents are recognized on the effective date of the contracts. Upon cancellation of a variable life contract in the first year, the Company must refund a pro-rata portion of the annualized commission revenue received to LBL or ALNY. The commission refund is not predicated on the commission expense paid to the Allstate Agent being recovered. The Company estimates exposure to policy cancelations and recognizes an allowance for uncollectible commission receivables due from the product issuer and, for commissions that have been received, an accrued liability for the Company's obligation to return the commissions to the product issuer. These estimates are based on historical variable life persistency rates, agent compensation rates and agent termination rates. The allowance for uncollectible variable life commission receivables as of December 31, 2013 was $6,211 and is presented net with commission receivables on the Statement of Financial Condition. The accrued liability for the Company's obligation to return variable life commissions as of December 31, 2013 was $45,416. This liability is included as a component of accounts payable and accrued expenses on the Statement of Financial Condition.

For certain variable annuity contracts sold by the Company and issued by unaffiliated insurers, commission income is generally recorded when received, which is in advance of the settlement of the contracts, but subsequent to the agent completing their obligations and the unaffiliated provider declaring the contracts valid. The commissions are subject to refund in the event the underlying contracts are not settled. The Company estimates refund exposure to unsettled contracts and recognizes an allowance for uncollectible commission receivables due from the product issuer and, for commissions that have been received, an accrued liability for the Company's obligation to return the commissions to the product issuer. These estimates are based on historical refunds, agent compensation rates and agent termination rates. The allowance for uncollectible variable annuity commission receivables as of December 31, 2013 was $22,915 and is presented net with commission receivables on the Statement of Financial Condition. The accrued liability for the Company's obligation to return variable annuity commissions as of December 31, 2013 was $973,070. This liability is included as a component of accounts payable and accrued expenses on the Statement of Financial Condition.

Reductions to commission payables are recognized for commission refunds due from Allstate Agents on deferred and variable annuity and variable life contracts that are canceled or unsettled. As of December 31, 2013, these commissions refunds due totaled $401,267 and is included as a component of other assets on the Statement of Financial Condition. The Company records a provision for uncollectible commission refunds due from Allstate Agents based on the contractual relationship between the agent and the Company, historical recovery rates and the period of time that the amount has been due. The provision for uncollectible commission refunds due from Allstate Agents as of December 31, 2013 was $180,190 and is included as a component of other assets on the Statement of Financial Condition.

**Income taxes** - The income tax provision is calculated under the liability method. Deferred tax assets are recorded based upon the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal asset giving rise to such differences is accrued compensation.

**Cash and cash equivalents** - Cash equivalents include highly liquid investments with original maturities of less than ninety days.

## 3. FAIR VALUE OF ASSETS AND LIABILITIES

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use

of unobservable inputs by requiring that observable inputs be used when available. Assets and liabilities recorded on the Statement of Financial Position at fair value are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

*Level 1:* Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company can access.

*Level 2:* Assets and liabilities whose values are based on the following:

(a) Quoted prices for similar assets or liabilities in active markets;

(b) Quoted prices for identical or similar assets or liabilities in markets that are not active; or

(c) Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability.

*Level 3:* Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Company's estimates of the assumptions that market participants would use in valuing the assets and liabilities.

The availability of observable inputs varies by instrument. In situations where fair value is based on internally developed pricing models or inputs that are unobservable in the market, the determination of fair value requires more judgment. The degree of judgment exercised by the Company in determining fair value would typically be greatest for instruments categorized in Level 3. In many instances, valuation inputs used to measure fair value fall into different levels of the fair value hierarchy. The category level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company uses prices and inputs that are current as of the measurement date, including during periods of market disruption. In periods of market disruption, the ability to observe prices and inputs may be reduced for many instruments. The Company had no investments categorized as Level 3 as of December 31, 2013.

The Company is responsible for the determination of fair value and the supporting assumptions and methodologies. The Company gains assurance that assets and liabilities are appropriately valued through the execution of various processes and controls designed to ensure the overall reasonableness and consistent application of valuation methodologies, including inputs and assumptions, and compliance with accounting standards. For fair values received from third parties or internally estimated, the Company's processes and controls are designed to ensure that the valuation methodologies are appropriate and consistently applied, the inputs and assumptions are reasonable and consistent with the objective of determining fair value, and the fair values are accurately recorded. For example, on a continuing basis, the Company assesses the reasonableness of individual fair values that have stale security prices or that exceed certain thresholds as compared to previous fair values received from valuation service providers or brokers or derived from internal models. The Company performs procedures to understand and assess the methodologies, processes and controls of valuation service providers. In addition, the Company may validate the reasonableness of fair values by comparing information obtained from valuation service providers or brokers to other third party valuation sources for selected securities. The Company performs ongoing price validation procedures such as back-testing of actual sales, which corroborate the various inputs used in internal models to market observable data. When fair value determinations are expected to be more variable, the Company validates them through reviews by members of management who have relevant expertise and who are independent of those charged with executing investment transactions.

In determining fair value, the Company principally uses the market approach which generally utilizes market transaction data for the same or similar instruments. To a lesser extent, the Company

uses the income approach which involves determining fair values from discounted cash flow methodologies. For the majority of Level 2 valuations, a combination of the market and income approaches is used.

*Summary of significant valuation techniques for assets measured at fair value on a recurring basis*

Level 1 measurements

- Fixed income securities: Comprise certain U.S. Treasuries. Valuation is based on unadjusted quoted prices for identical assets in active markets that the Company can access.

Level 2 measurements

- Short-term: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are no active, contractual cash flows, benchmark yields and credit spreads.

The Company held $14,962,701 of U.S. government fixed income securities, all of which were classified as Level 1, and $5,000,000 of commercial paper short-term investments, which was classified as Level 2, as of December 31, 2013. Transfers in and out of level categorizations are reported as having occurred at the beginning of the quarter in which the transfer occurred. There were no transfers between Level 1 and Level 2 in 2013.

The fair value of all other assets and liabilities approximates their carrying value as they are short-term in nature.

## 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Alternative Standard promulgated under the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $250,000 or 2% of aggregate customer debits, as defined under the Rule.

As of December 31, 2013, the Company had net capital, as defined under the Rule, of $18,800,323, which was $18,550,323 in excess of required net capital of $250,000. The Company did not have any aggregate customer debits, as defined under the Rule.

The Company has a capital support agreement with Allstate. As long as the Company is a wholly-owned subsidiary, Allstate shall make cash payments to the Company as necessary to enable the Company to maintain net capital of at least $10 million at all times in order to have sufficient cash for operating needs and to pay contractual obligations as they become due.

## 5. INCOME TAXES

As a limited liability company, the Company's 2013 income will be reported on Allstate's income tax return as the Company's sole member. Allstate will join the Corporation and its other eligible domestic subsidiaries (the "Allstate Group") in the filing of a consolidated federal income tax return and is a party to a federal income tax allocation agreement (the "Tax Sharing Agreement"). Under the Tax Sharing Agreement, the Company will settle or receive its share of Allstate's 2013 tax liability or benefit, respectively, with Allstate. Effectively, this results in the Company's annual income tax liability being computed, with adjustments, as if the Company filed a separate return.

The Internal Revenue Service ("IRS") is currently examining the Allstate Group's 2011 and 2012 federal income tax returns. The IRS has completed its examination of the Allstate Group's federal income tax returns for 2009 and 2010 and the case is under consideration at the IRS Appeals Office. The IRS has also completed its examination of the Allstate Group's federal income tax returns for 2005 through 2008 and a final settlement for those years have been approved by the Joint Committee on Taxation. The Allstate Group's tax years prior to 2005 have been examined by the IRS and the statute of limitations has expired on those years. Any adjustments that may result from

IRS examinations of tax returns are not expected to have a material effect on the financial position of the Company.

The Company had no liability for unrecognized tax benefits as of December 31, 2013. The Company believes that it is reasonably possible that the liability balance will not significantly increase within the next twelve months. No amounts have been accrued for interest or penalties related to unrecognized tax benefits.

The components of the deferred income tax assets as of December 31, 2013 are as follows:

| | |
|---|---|
| Accrued compensation | $ 2,801,836 |
| Allowance for uncollectible commissions receivables | 366,664 |
| Other assets | 6,100 |
| Total deferred tax assets | $ 3,174,600 |

Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized based on the assumption that certain levels of income will be achieved in the consolidated tax return.

## 6. RELATED-PARTY TRANSACTIONS

Allstate and its affiliates provide services and pay certain expenses on behalf of the Company, including commissions, salaries and employee benefits, and general and administrative expenses. The Company reimburses Allstate and its affiliates on a monthly basis. As of December 31, 2013, $6,683,334 is payable for these expenses and is included as a component of payable to affiliates on the Statement of Financial Condition.

The Company receives commission income on the sale of deferred and variable annuity and variable life contracts from Allstate Life, LBL and ALNY. As of December 31, 2013, $1,335,581 is receivable and is included as a component of commissions receivable on the Statement of Financial Condition.

Certain other corporate services and administrative costs are provided by the Corporation and its subsidiaries to the Company through the Corporation's expense allocation process and reimbursed on a monthly basis. As of December 31, 2013 $275,471, is payable for these expenses and is included as a component of payable to affiliates on the Statement of Financial Condition.

## 7. COMMITMENTS AND CONTINGENT LIABILITIES

The Company's agreement with its clearing broker contains a clause that indemnifies the clearing broker from losses on transactions in which the customer fails to satisfy its terms. The Company's liability under these agreements is not determinable until such transactions occur. Upon occurrence, these transactions are settled immediately. As a result, no contingent liability is accrued for these transactions. Historically, the company has not made material payments pursuant to this obligation.

The Company is currently vigorously defending a lawsuit pending in Texas. The matter was filed in February 2013 by parties who allegedly purchased promissory notes of an unrelated company from a former registered agent of the Company. The plaintiffs are alleging claims for violation of the Texas Securities Act, negligence for the improper sale of unregistered securities, negligent misrepresentation, breach of contract, fraud, breach of fiduciary duty, conspiracy, and violation of the Texas Deceptive Trade Practices Act and are seeking $5 million in damages. The approximate value of the promissory notes is $1.2 million, and plaintiffs are seeking treble damages. The proceedings are in the early stages of discovery and the outcome is uncertain. The Company's E&O carrier is currently providing a defense to the Company. A determination regarding whether insurance coverage will apply to any loss cannot yet be completed by the Company.

* * * * * *

Deloitte.

**Deloitte & Touche LLP**
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

# REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

February 27, 2014

To the Member of
Allstate Financial Services, LLC
2920 S 84th Street
Lincoln, Nebraska

In planning and performing our audit of the financial statements of Allstate Financial Services, LLC (the "Company") (ultimately a wholly owned subsidiary of The Allstate Corporation) as of and for the year ended December 31, 2013 (on which we issued our report dated February 27, 2014 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP